Buenos Aires, November 28th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Registration of Capital Reduction

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”, or the “Company”), in order to inform that the Inspección General de Justicia (Public Registry of Commerce), registered the capital reduction of the Company that was approved in the Extraordinary Shareholders Meeting held on October 2, 2018. Pursuant to the capital reduction, 182,820,250 shares were cancelled, being the capital stock of the Company of 1,899,870,264, from which 25,435,684 are in the Company treasury. Therefore, the outstanding capital stock of the Company is 1,874,434,580.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations